September 5, 2007

VIA EDGAR AND FACSIMILE (202) 772-9202

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN:	Mr. Jay Williamson

RE:	Wentworth Energy, Inc.
File No. 333-136878
Form SB-2
Filed August 24, 2006
Amended December 12, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned Wentworth Energy, Inc. (the “Company”) hereby requests the Commission’s consent to withdraw the above-referenced registration statement on Form SB-2 (filed on August 24, 2006, as amended December 12, 2006) (the “Registration Statement”).

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Company has concluded that it is no longer appropriate to register for sale pursuant to Rule 415 all of the securities sought to be registered pursuant to the Registration Statement and that expected changes to the terms of the securities sought to be so registered require the withdrawal of the Registration Statement.

No securities have been offered or sold pursuant to the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Wentworth Energy, Inc.

112 E. Oak Street, Suite 200, Palestine, Texas 75801

Telephone: 903.723.0395 • Fax: 903.723.5368

www.wentworthenergy.com

If you have questions or comments about the foregoing, please call the undersigned at (903) 723-0395 or Jim Wheaton of Troutman Sanders LLP at (757) 687-7719.

Sincerely yours,

WENTWORTH ENERGY, INC.

/s/ JOHN PUNZO
John Punzo
Chief Executive Officer